Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of July, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Minutes of a meeting of the Board of Directors, June 28, 2006	3

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Listed Company

CNPJ Nº 33.256.439/0001 - 39          NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (05/2006)

Date, Time and Location:

June 28, 2006 at 2:30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, nº 1343 - 9º andar, in the city and state of São Paulo.

Present:
Members of the Board of Directors, whose signatures appear below, and Mr. Flávio César Maia Luz, member of the Fiscal Council.

Deliberations:

1.	To authorize the Company to act as a guarantor in the financing credit line from the Brazilian National Social and Economic Development Bank – BNDES, up to a limit of R$ 728,000,000.00 (seven hundred and twenty-eight million reais), referring to the Group’s Multi-Annual Investment Plan for the next five years, to be distributed as follows :

  Companhia Ultragaz S.A. – amount approved according to Decision Nº470/2006 – BNDES, of R$ 159,247,070.00 (one hundred fifty-nine million, two hundred and forty-seven thousand and seventy reais);

  Bahiana Distribuidora de Gás Ltda. – amount approved according to Decision nº471/2006 – BNDES, of R$ 32,891,520.00 (thirty-two million, eight hundred and ninety-one thousand five hundred and twenty reais);

  Oxiteno S.A. Indústria e Comércio – amount approved by Decision nº472/2006 – BNDES, of R$ 134,665,060.00 (one hundred thirty-four million, six hundred sixty-five thousand and sixty reais);

  Oxiteno Nordeste S/A Indústria e Comércio – amount approved by Decision nº473/2006 – BNDES, of R$ 262,904,220.00(two hundred sixty- two million, nine hundred four thousand two hundred and twenty reais);

  Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. –amount approved by Decision nº474/2006 - BNDES, of R$ 14,136,190.00 (fourteen million, one hundred thirty-six thousand one hundred and ninety reais);

  Terminal Químico de Aratu S.A. – Tequimar –amount approved by Decision nº475/2006 - BNDES, of R$ 91,510,080.00 (ninety-one million, five hundred ten thousand and eighty reais);

  Transultra Armazenamento e Transporte Especializado Ltda. –amount approved by Decision nº476/2006 – BNDES, of R$ 32,565,860.00 (thirty- two million, five hundred sixty-five thousand, eight hundred sixty reais).

2.	To approve the alteration to the “Code of Ethics”, adopted as a reference for behavior within the company and its subsidiaries, in accordance with the document annexed below.

3.	To approve the carrying out, by the Executive Board, of all the actions necessary and the signature of all the documents required, referring to the decisions contained in these minutes.

Observation : (i) These deliberations were approved by all those present, except for Board Member Renato Ochman, who abstained from voting.

There being no further business to discuss, the meeting was closed and the minutes of this meeting being hereby set out, read and approved by all the undersigned Board or Fiscal Council members present.

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho
Chairman	Vice President

Ana Maria Levy Villela Igel - Board Member

Paulo Vieira Belotti – Board Member

Renato Ochman – Board Member

Nildemar Secches – Board Member

Olavo Egydio Monteiro de Carvalho – Board Member

Flávio César Maia Luz – Fiscal Council Member

Annex I of the minutes of the Meeting of the Board of Directors of Ultrapar
Participações S.A., held on June 28, 2006

“Code of Ethics of Ultrapar Participações"

This Code of Ethics sets out the principles adopted by Ultrapar Participações S.A. (“Ultrapar”) and its subsidiaries (together denominated “Company”) as a reference for behavior standards.

Objectives of the Code of Ethics

(i)	To reduce the subjectivity of personal interpretations of ethical principles.

(ii)	To be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates.

(iii)	To ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

Scope

This Code covers members of the Board of Directors, members of the Fiscal Council, all employees and interns of Ultrapar and its subsidiaries, third-parties hired by the Company, all of whom from henceforth, to be denominated as “Professionals”.

Ethical Principles

In the exercise of his/her position or function, each Professional shall:

(i)	Maintain a posture of honesty, integrity, respect, loyalty, propriety, conscientiousness, efficiency, transparency and impartiality, which shall guide their relations with the Company and its stakeholders.

(ii)	Avoid involvement in transactions and activities that might compromise his/her professional dignity or harm his/her public image as well as that of Ultrapar.

(iii)	Carry out his/her professional activities with competence and diligence, seeking to constantly improve his/her performance from a technical perspective, to remain permanently up to date, and encourage all those involved in the activity to adopt the same conduct.

(iv)	Behave strictly in a professional and impartial manner in the way he/she treats the public.

(v)	Seek to maximize the value creation for the Company.

Labor Practices

In the relationship with managers and other Professionals, each Professional shall:

(i)	Use qualifications (for example, educational background, experience, competence, etc.) as a basis for making decisions related to work which affect employees and job applicants.

(ii)	Avoid using his/her professional position to obtain favors from or the personal services of subordinates.

(iii)	Display leadership, maintaining a culture in which ethical conduct is recognized, valued and taken as an example for all employees.

Compliance with Laws, Rules and Regulations

Each Professional shall:

(i)	Comply with the laws, rules and regulations applicable to the Company’s businesses and to generally applicable commercial business practices.

(ii)	Respect the accounting principles, the laws and regulations for booking transactions and issuing precise financial reports that truly reflect the reality of the Company.

Guarantee of Quality and of Proper Use of Information

Each Professional shall:

(i)	Ensure that all internal processes are subject to rigorous controls which shall guarantee the precise accounting of the operations of the Company, thus guaranteeing that all management decisions are based on solid economic analyses, and that the physical and financial assets of the Company are efficiently employed;

(ii)	Maintain the confidentiality of the information and activities relating to the work in the area where he/she is employed, the use of such information to further his/her own interests or those of third parties being forbidden;

(iii)	Ensure the veracity of the information that is disclosed internally or externally by the Company with a view to maintaining a relationship of respect and transparency with its stakeholders.

(iv)	Ensure that our reports and documents filed with or submitted to the Comissão de Valores Mobiliários, the United States Securities and Exchange Commission and other public regulatory authorities and other public communications shall include full, fair, accurate, timely and understandable disclosure.

(v)	Ensure that all transactions registered in the Company’s books be precise, complete, truthful and detailed, being dully supported by lawful documentation in accordance with the Company’s internal procedures, applicable laws and generally accepted accounting principles so as to ensure the quality of the Company’s financial statements.

Use of Non-Public Information and Disclosure

Each Professional holding important information about the Company that has not been disclosed to the public shall:

(i)	Maintain the confidentiality of such information, except when disclosure is authorized or legally mandated.

(ii)	Prevent him/herself from buying or selling securities using important non-public information obtained in the performance of their duties on behalf of the Company and providing any such information so obtained to others.

(iii)	Adhere to the policy on Material Information, which establishes the procedure to be followed in relation to the announcement of Material Information or Facts and with respect to the trading of securities issued by Ultrapar, should the Professional occupy any position exposed to privileged information about the Company.

Conflicts of Interest

Each Professional has an obligation to conduct him or herself in an honest and ethical manner and act in the best interest of the Company.

Each Professional should endeavor to avoid situations that present a potential or actual conflict between their interest and the interest of the Company.

Each Professional shall:

(iv)	Refuse, in the exercising of his/her professional duties, any type of financial aid, gratification, commissions, donations, or advantages of any kind for him/herself, family members or any other person.

(v)	Avoid the improper use of resources, intellectual property, time and installations of the Company.

(vi)	When making his/her personal investments, avoid conflicts of interest in relation to the activities in which he/she is engaged.

Compliance with this Code of Ethics and notification of unethical behavior

In the event that an actual or apparent conflict of interest arises involving the personal or professional relationships or activities of a Professional, the Professional involved is required to handle such conflict of interest in accordance with the ethical principles defined in this Code of Ethics.

It is the responsibility of each Professional to consult the Ethics Committee of Ultrapar, defined below, regarding (i) any action that may involve a conflict of interest and (ii) any case of doubt as to the most appropriate behavior in situations provided for under this Code of Ethics.

Furthermore it is the responsibility of each Professional to immediately notify Ultrapar’s Ethics Committee of any situations, which are unethical, illegal, irregular or questionable, of which they have knowledge, the information source being assured of confidentiality.

Any notification to the Ethics Committee shall be made either by telephone, through the number 0800 701 7172, or by e-mail - comitedeetica@ultra.com.br.

The Company encourages all Professionals to report any suspected violations promptly. The name of the Professional and confidentiality of the case will be guaranteed.

The Ethics Committee will thoroughly investigate any good faith reports of violations to this Code of Ethics and will not tolerate any kind of retaliation for reports or complaints regarding misconduct that were made in good faith.

Each Professional is required to cooperate in internal investigations of misconduct and unethical behavior.

The Ethics Committee of Ultrapar will be formed by 4 members: the Vice-President, the Investor Relations Officer, an external counsel and a rotating member which shall be the main executive of the business to which the potential unethical, illegal or questionable situation is related.

Accountability for adherence to the Code of Ethics

All Professionals are responsible for abiding by this Code. This includes individuals responsible for the failure to exercise proper supervision and to detect and report a violation by their subordinates.

Penalties

Any Professional who infringes the Company’s ethical principles or this Code of Ethics shall be subject to disciplinary measures that may result in dismissal and legal proceedings in case of any violation of the law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	July 5, 2006

		By:	/s/ Fábio Schvartsman

Name: Fábio Schvartsman
Title: Chief Financial and Investor Relations Officer

(Minutes of a meeting of the Board of Directors, June 28, 2006)